Results of Shareholder Votes

At the September 23, 2010, shareholder meeting, shareholders voted on the election of Trustees. With regard to the election of the following Trustees by shareholders of the Trust:

               # of Shares In Favor             # of SharesWithheld

Roman Friedrich III                                        48,051,831                                718,959
Robert B. Karn III                                           48,058,658                                712,132